UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Zwi Williger

Telephone:  972-8-932-1000

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

See Item 1

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☐

CUSIP No.: M52523103	SCHEDULE 13D	Page 2 of 10 Pages

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: M52523103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,305,201 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,305,201 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,305,201 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.31%
14	TYPE OF REPORTING PERSON CO

CUSIP No.: M52523103	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Ordinary Shares (see Item 5)
	8	SHARED VOTING POWER 7,305,201 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0 Ordinary Shares (see Item 5)
	10	SHARED DISPOSITIVE POWER 7,305,201 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,305,201 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.31%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: M52523103	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zwi Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 504,407 Ordinary Shares (see Item 5)
	8	SHARED VOTING POWER 7,305,201 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 504,407 Ordinary Shares (see Item 5)
	10	SHARED DISPOSITIVE POWER 7,305,201 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,809,608 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.19%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: M52523103	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.  Security and Issuer.

This Amendment No. 21 (the "Amendment") amends and supplements the Schedule 13D dated October 7, 2002, as amended (the "Schedule 13D"), originally filed with the Securities and Exchange Commission by Willi-Food Investments Ltd. ("WIL"), Mr. Zwi Williger ("ZW") and Mr. Joseph Williger ("JW”, and together with WIL and ZW, the “Reporting Persons”).

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the "Ordinary Shares"), of G. Willi-Food International Ltd. (the "Issuer"), an Israeli corporation with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel. Except as provided herein, none of the information reported in the Schedule 13D has been modified and the information reported therein is true and correct as of the date hereof.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D, “Source and Amount of Funds or Other Consideration” is amended by adding the following paragraph:

The working capital of WIL was used to acquire an additional 133,464 Ordinary Shares.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D, “Purpose of Transaction” is amended to add the following:

WIL acquired an additional 133,464 Ordinary Shares in connection with a share purchase share purchase program authorized by its Board of Directors authorizing WIL to purchase up to $5 million of the Ordinary Shares until August 31, 2012.   The timing and amount of additional acquisitions of Ordinary Shares pursuant to such share purchase program, if any, will be determined by management of WIL based on an evaluation of market conditions, the trading price of the Ordinary Shares and other factors.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

 (a)           As of April 1, 2012, (i) WIL beneficially owned 7,305,201 Ordinary Shares, equal to approximately 56.31% of the total number of Ordinary Shares outstanding as of that date; (ii) JW beneficially owned 7,305,201 Ordinary Shares, equal to approximately 56.31% of the total number of Ordinary Shares outstanding as of that date; and (iii) ZW beneficially owned 7,809,608 Ordinary Shares, equal to approximately 60.19% of the total number of Ordinary Shares outstanding as of that date.

CUSIP No.: M52523103	SCHEDULE 13D	Page 7 of 10 Pages

(b)           As of April 1, 2012, WIL, ZW, and JW have shared voting and dispositive power over 7,305,201 Ordinary Shares that are beneficially owned by them and ZW has sole voting and dispositive power over 504,407 Ordinary Shares. WIL, JW, and ZW have no agreement to act as a group with respect to the shares beneficially owned by the other.

(c)           The following table sets forth all of the transactions in Ordinary Shares that were effected by each of the Reporting Persons during the sixty days prior to the filing date of this Amendment No. 21 to Schedule 13D. All transactions were effected on the NASDAQ Capital Market:

Date	Purchase of Ordinary Shares by WIL	Sale of Ordinary Shares by JW	Sale of Ordinary Shares by ZW	Price Per Share *

02/13/12	7,100	---	---	$	US 4.79
02/14/12	6,800	---	---	$	US 4.82
02/15/12	7,100	---	---	$	US 4.89
02/16/12	5,600	---	---	$	US 4.92
02/17/12	7,100	---	---	$	US 4.99
02/21/12	6,500	---	---	$	US 4.98
02/22/12	6,900	---	---	$	US 5.00
02/23/12	1,700	---	---	$	US 4.99
02/24/12	1,500	---	---	$	US 4.94
02/27/12	2,503	---	---	$	US 4.98
02/28/12	7,300	---	---	$	US 5.00
02/29/12	7,300	---	---	$	US 5.00
03/01/12	5,800	---	---	$	US 5.00
03/02/12	1,200	---	---	$	US 5.00

CUSIP No.: M52523103	SCHEDULE 13D	Page 8 of 10 Pages

Date	Purchase of Ordinary Shares by WIL	Sale of Ordinary Shares by JW	Sale of Ordinary Shares by ZW	Price Per Share *
03/23/12	500	---	---	$	US 4.78
03/26/12	101	---	---	$	US 4.87
03/27/12	2,500	---	---	$	US 4.83
03/28/12	1,900	---	---	$	US 4.89
03/29/12	2,495	---	---	$	US 4.43
03/30/12	1,016	---	---	$	US 4.40
___________

*           Expressed in U.S. dollars before brokers’ commission.

[Remainder of page intentionally left blank;
signatures on next page]

CUSIP No.: M52523103	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: April 2, 2012	Willi-Food Investments Ltd.

	By:	/s/ Joseph Williger
Name: Joseph Williger
Title: Chairman

Dated: April 2, 2012	/s/ Joseph Williger
Joseph Williger

Dated: April 2, 2012	/s/ Zwi Williger
Zwi Williger

CUSIP No.: M52523103	SCHEDULE 13D	Page 10S of 10 Pages

Schedule 1

Set forth below are the names of the directors and executive officers of Willi-Food Investments Ltd. and their present business addresses, principal occupation or employment and citizenship.

Name of Director	Business address	Principal Occupation	Citizenship
Joseph Williger	4 Nahal Harif St., Yavne 81224, Israel	President and Director	Israel
Zwi Williger	4 Nahal Harif St., Yavne 81224, Israel	Chairman and Director	Israel
Gil Hochboim	4 Nahal Harif St., Yavne 81224, Israel	Chief Executive Officer	Israel
Baruch Shusel	4 Nahal Harif St., Yavne 81224, Israel	Chief Financial Officer	Israel
Israel Adler	18 Alterman St., Kefar Saba Israel	Lawyer	Israel
Shlomit Penn	4 Hasachkav St., Raanana Israel	VP – ECI Telecom	Israel
Shmuel Mesenberg	15 Hafetz Mordechai St., Petah Tikva Israel	Director	Israel